EXHIBIT 99.1

Schedule I

The following is a summary of the Company’s investment properties as of June 30, 2025 prepared in accordance with SEC Regulation S-X 12-28 (all amounts are in millions of Argentine Pesos):

		Initial Costs		Subsequent Costs	Costs at the end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvement	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized cost, net	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Shopping malls:
Abasto Shopping	-	5,242	136,364	11,062	5,242	147,426	152,668	49	50,144	202,861	Nov-98	Nov-99
Alto Palermo	-	20,136	219,817	114,568	20,136	334,385	354,521	19	(133,032)	221,508	Oct-90	Dec-97
Alto Avellaneda	-	9,325	89,878	32,874	9,325	122,752	132,077	47	22,301	154,425	Oct-95	Dec-97
Alcorta Shopping	-	5,636	63,130	22,221	5,636	85,351	90,987	11	45,905	136,903	Jun-92	Jun-97
Alto Noa Shopping	-	192	23,712	8,009	192	31,721	31,913	15	10,780	42,708	Sep-94	Mar-95
Patio Bullrich	-	4,523	83,022	10,692	4,523	93,714	98,237	(6)	(34,348)	63,883	Sep-88	Oct-98
Alto Rosario Shopping	-	20,288	9,982	28,940	20,288	38,922	59,210	(4)	92,141	151,347	Nov-04	Nov-04
Mendoza Plaza Shopping	-	5,660	40,347	30,180	5,660	70,527	76,187	(98)	(19,956)	56,133	Jun-94	Dec-94
Dot Baires Shopping	-	17,295	12,588	127,856	17,295	140,444	157,739	50	(14,404)	143,385	May-09	May-09
Córdoba Shopping	Antichresis	2,067	37,025	9,435	2,067	46,460	48,527	9	(3,921)	44,615	Mar-90	Dec-06
Distrito Arcos	-	-	-	59,159	-	59,159	59,159	25	(26,580)	32,604	Nov-09	Dec-14
Alto Comahue	-	1,406	3,982	65,738	1,406	69,720	71,126	(1)	(9,394)	61,731	May-06	Mar-15
Patio Olmos	-	4,263	7,938	28	4,263	7,966	12,229	(10)	(2,196)	10,023	May-95	Sep-07
Soleil Premium Outlet	-	4,557	15,356	15,971	4,557	31,327	35,884	171	40,661	76,716	Jul-10	Jul-10
Terrazas de Mayo	-	-	-	31,910	-	31,910	31,910	-	4,229	36,139	Aug-14	Dec-24
Beruti Parking Spaces	-	-	925	-	-	925	925	3	3,827	4,755	n/a	n/a
Shopping malls		100,590	744,066	568,643	100,590	1,312,709	1,413,299	280	26,157	1,439,736
Office and other rental properties:
Abasto Offices	-	-	-	2,912	-	2,912	2,912	-	6,889	9,801	Mar-13	Nov-99
Zetta building	-	11,811	-	93,538	11,811	93,538	105,349	617	45,731	151,697	Dec-18	May-19
Dot building	-	3,917	1,260	52,098	3,917	53,358	57,275	(142)	(12,959)	44,174	Sep-10	Nov-06
Bouchard Plaza 551	-	1,854	1,103	-	1,854	1,103	2,957	(1)	714	3,670	-	Mar-07
Others	-	1,813	4,948	1,130	1,813	6,078	7,891	-	902	8,793	n/a	n/a
Intercontinental Plaza building	-	1,075	15,050	5,414	1,075	20,464	21,539	(22)	(12,700)	8,817	Jun-96	Dec-14
Bank Boston Tower	-	2,385	1,928	-	2,385	1,928	4,313	(9)	(3,288)	1,016	Dec-14	Dec-14
Phillips building	-	-	37,136	3,165	-	40,301	40,301	19	(17,855)	22,465	Jun-17	Jun-17
261 Della Paolera	-	20,278	-	7,968	20,278	7,968	28,246	94	(2,624)	25,716	Dec-20	Dec-20
Office and other rental properties		43,133	61,425	166,225	43,133	227,650	270,783	556	4,810	276,149

Schedule I (Continued)

		Initial Costs		Subsequent Costs	Costs at the end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvement	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized cost, net	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Undeveloped parcels of land
Building annexed to Dot	-	18,175	-	-	18,175	-	18,175	-	19,692	37,867	-	Nov-06
Luján plot of land	-	9,238	-	968	9,238	968	10,206	-	(316)	9,890	-	May-08
Caballito –Ferro plot of land	-	19,996	-	5,681	19,996	5,681	25,677	-	11,634	37,311	-	Jan-99
Annexed to Dot plot of land	-	169	-	-	169	-	169	-	(123)	46	-	Feb-17
Mendoza plot of land	-	479	-	1,842	479	1,842	2,321	-	(361)	1,960	-	dec-16
La Plata plot of land	-	10,254	-	6,524	10,254	6,524	16,778	-	(1,980)	14,798	-	Mar-18
Alto Palermo Shopping - buildable potential	-	-	-	-	-	-	-	-	13,912	13,912	-	Dec-97
Patio Bullrich - buildable potential	-	-	-	-	-	-	-	-	12,785	12,785	-	Oct-98
Alto Rosario - buildable potential	-	-	-	-	-	-	-	-	14,835	14,835	-	Nov-04
Cordoba Shopping - buildable potential	-	-	-	-	-	-	-	-	2,412	2,412	-	Dec-06
Beruti and Coronel Diaz building	-	-	28,195	19	-	28,214	28,214	-	(17,587)	10,627	-	Jun-22
Ramblas del Plata	-	72,379	6,986	(68,718)	72,379	(61,732)	10,647	10	408,621	419,278	-	Jul-97
Pilar	-	550	-	-	550	-	550	-	649	1,199	-	Jun-14
Pontevedra plot of land	-	750	-	1	750	1	751	-	416	1,167	-	Feb-98
San Luis plot of land	-	262	-	-	262	-	262	-	(19)	243	-	Mar-08
Paseo Colon 245 Building	-	-	9,760	-	-	9,760	9,760	-	(4,017)	5,743	-	May-23
Paseo Colon 275 Parking	-	-	217	-	-	217	217	-	(29)	188	-	May-23
Córdoba plot of land	-	860	-	-	860	-	860	-	917	1,777	-	May-15
Conil plot of land	-	295	-	-	295	-	295	-	232	527	-	Jun-96
Neuquén plot of land	-	2,191	-	-	2,191	-	2,191	-	3,661	5,852	-	Jul-99
Av Córdoba 633/637 Building	-	-	1,026	-	-	1,026	1,026	-	(252)	774	-	Jul-23
Alto Avellaneda - buildable potential	-	-	-	14,727	-	14,727	14,727	-	1,341	16,068	-	Aug-24
Florencio Varela Plot of Land	-	-	-	152	-	152	152	-	30	182	-	Nov-24
Intercontinental Plaza II	-	-	-	-	-	-	-	-	2,176	2,176	-	Feb-98
Undeveloped parcels of land		135,598	46,184	(38,804)	135,598	7,380	142,978	10	468,629	611,617
Properties under development
PH Office Park	-	-	-	587	-	587	587	-	63	650	in progress	-
EH UT	-	-	-	2,836	-	2,836	2,836	-	(878)	1,958	-	Sep-17
Properties under development		-	-	3,423	-	3,423	3,423	-	(815)	2,608
Total		279,321	851,675	699,487	279,321	1,551,162	1,830,483	846	498,781	2,330,110

(*) For the reconciliation of the carrying amount and its variations during the years ended June 30, 2025, 2024 and 2023, except for our leased out farmland, please see below:

	06.30.2025	06.30.2024	06.30.2023
Fair value at the beginning of the year	2,350,320	2,901,029	3,224,432
Additions	74,511	18,617	31,225
Disposals	(9,107)	(55,236)	(117,697)
Transfers (i)	(91,960)	(38,232)	18,403
Net gain / (loss) from fair value adjustment	6,609	(475,729)	(255,400)
Additions of capitalized leasing costs	182	320	336
Amortization of capitalized leasing costs	(381)	(434)	(181)
Currency translation adjustment	(64)	(15)	(89)
Fair value at the end of the year	2,330,110	2,350,320	2,901,029

(i) Transfers mainly correspond to reclassification from Investment properties to Trading properties or viceversa.